SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of April, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of April, 2004.

List of Exhibits:

1.	Press release: AGM statement.
2.	Press release: Update on BioTec Films LLC

BioProgress PLC

21 April 2004

21 April 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

AGM statement and senior management appointment at BioTech Films LLC

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today that, at the Company’s Annual General Meeting, held earlier today, all resolutions before the meeting were duly passed.

Speaking at the meeting in London, Peter Glynn-Jones, Chairman of BioProgress, said: ‘BioProgress has continued its excellent progress to date in the first quarter of the current financial year. Central to our progress during this period has been the acquisition of the Aqua Film assets in the United States, now renamed BioTec Films LLC, which will contribute immediate revenues and help accelerate the delivery of our technologies to our customers.’

Mr Glynn-Jones also informed Shareholders that George Tidy has been appointed as Senior Vice President Operations at BioTec Films LLC, the wholly owned film manufacturing subsidiary that BioProgress recently established following the acquisition of certain assets from Aquafilm LLC, based in Tampa Florida USA.

Mr. Tidy is a qualified Plant Engineer with thirty years experience in pharmaceutical operations, as well as Research and Development operational development. He worked for R. P. Scherer Corporation (now part of Cardinal Health, Inc.) between 1974 and 2001 in various senior engineering positions, developing and improving gelatin and starch based encapsulation technology, including major roles in establishing entire gelatin capsule manufacturing facilities in Korea and Egypt. Mr. Tidy was also a member of R. P. Scherer’s global process improvement team.

Between 1997 and 2001, Mr. Tidy was Plant Director Operations for the R. P. Scherer Zydis pharmaceutical manufacturing process and, in 2001, he was appointed Director New Technologies Operations Development for Cardinal Health, with special responsibility for the development of radio frequency capsule manufacturing processes in the collaborative venture between Cardinal Health and Stanelco plc.

Peter Glynn-Jones, said: ‘There are few individuals in the world with George’s experience and knowledge of the soft capsule production business. I have no doubt he will make a major contribution to accelerating the commercialisation of a number of our dosage form technologies and enhancing the technical capabilities of our film manufacturing facility in the USA.’

- Ends -

For further information:

BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:

Bankside
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com

www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

BioProgress PLC

21 April 2004

21 April 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Update on BioTec Films LLC

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, advises that, during a very constructive discussion with shareholders at today’s Annual General Meeting, prospects for the Aquafilm assets (now renamed BioTec Films LLC) were discussed.

In the acquisition announcement dated 8th March 2004, it was advised that Aquafilm is forecasting revenues of around US$50 million in the period 2004 - 2006 from ‘in the mouth’ dissolving consumer products supplied to a number of companies. In the context of this previous announcement, BioProgress now advises that BioTec Films is forecasting revenues of approximately US$8 million in 2004, with net profits forecast at approximately US$3 million.

Graham Hind, Chief Executive Officer of BioProgress, said: ‘We have been working extremely closely with the people at BioTec Films in Tampa since acquiring the Aquafilm assets in March, and our optimism about the potential of this business has if anything been enhanced. I am also excited by the arrival of George Tidy whose knowledge and experience will help significantly in accelerating the commercialisation of our technologies, including the development of WAFERTAB(TM) into the pharmaceutical sector.’

Forward-Looking Information.

This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise

- Ends -

For further information:
BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:
Bankside
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com

www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: April 21, 2004	Elizabeth Edwards
Chief Financial Officer